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10030574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
MAY 2 7 2010
WASH
193
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43515

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/09 (MM/DD/YY) AND ENDING 3/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
International Strategy & Investment Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street 18th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen V. Killorin (212) 466-9410
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen V. Killorin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Strategy & Investment Group Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA M. O'BRIEN
Notary Public, State of New York
No. 01OB6058010
Qualified in Nassau County
Term Expires 4/30/2011

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditors' Report

The Board of Directors and Stockholders
International Strategy & Investment Group Inc.
New York, New York

We have audited the accompanying statement of financial condition of International Strategy & Investment Group Inc. ("Company") as of March 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of International Strategy & Investment Group Inc. as of March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

May 24, 2010

International Strategy & Investment Group Inc.

Statement of Financial Condition

March 31, 2010

Assets	
Cash and cash equivalents (Note 1)	**$ 16,554,721**
Restricted cash (Note 6)	**778,750**
United States Treasury notes, at fair value (Note 1)	**201,031**
Due from clearing and other brokers (Note 2)	**4,335,073**
Property and equipment, net (Note 3)	**3,682,757**
Due from affiliate (Note 4)	**100,830**
Other assets	**3,133,031**
	$ 28,786,193
Liabilities and Stockholders' Equity	
Liabilities:	
Accrued employee compensation	**$ 11,972,572**
Deferred income	**2,825,052**
Accrued expenses	**1,184,569**
Other payables	**498,130**
Deferred rent	**408,444**
Total liabilities	**16,888,767**
Liabilities subordinated to claims of general creditors (Note 8)	**10,550,000**
Commitments and contingencies (Notes 2, 6, 7, 8 and 9)	
Stockholders' equity	**1,347,426**
	$ 28,786,193

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Business

International Strategy & Investment Group Inc. ("Company") is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of FINRA.

FASB Accounting Standards Codification

In July 2009, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("Codification of ASC") to become the source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities. All other accounting literature not included in the Codification of ASC will be considered non-authoritative. The Codification of ASC does not change current U.S. GAAP. References to authoritative U.S. GAAP literature in the Company's financial statements and the notes thereto have been updated to reflect new Codification of ASC references.

Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an initial maturity of three months or less that are not held for sale in the ordinary course of business to be cash equivalents.

Valuation of Investments

Investments in securities are measured at fair value. Fair value is generally based on the quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instrument and valuation pricing models.

The Company follows ASC 820 (SFAS No. 157), "Fair Value Measurements and Disclosures", which establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 inputs include: (i) quoted prices for identical assets or liabilities in active markets; (ii) quoted prices for identical assets or liabilities traded in non-active markets (i.e. dealer or broker markets); and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Effective June 30, 2009, the Company adopted FASB Staff Position ("FSP") No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly". FSP No. 157-4 provides additional guidance for estimating fair value in accordance with ASC 820 when the volume and level of activity for the asset or liability have significantly decreased.

The following are the types of investments the Company held as of March 31, 2010:

Cash instruments

Certain registered money market accounts are generally categorized in Level 2 of the fair value hierarchy.

United States Treasury notes

United States Treasury notes are generally valued using quoted secondary market prices and are generally categorized in Level 2 of the fair value hierarchy.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease.

Deferred Rent

The Company has two long-term operating leases under which rent expense is recognized on a straight-line basis over the lease term. Deferred rent represents the difference between rent on a straight-line basis compared to the annual rent paid.

Income Taxes

The Company has elected to be taxed as an S corporation pursuant to the Internal Revenue Code and New York State ("NYS") tax law. As a result, the Company is not subject to Federal or a portion of its NYS income taxes. The income or loss of the Company is reportable by each of the stockholders, as to their distributive share.

Effective April 1, 2009, the Company adopted ASC 740 (FASB Interpretation No. 48), "Income Taxes".

It is the policy of the Company to comply with the provisions applicable to S corporations, as defined by Subchapter S of the Internal Revenue Code. Therefore, no Federal income tax provision is required.

The Company files U.S. Federal and various state and local income tax returns. In the preparation of income tax returns, tax positions are taken based on interpretation of Federal, state and local income tax laws for which outcome is uncertain No income tax returns are currently under examination. The statute of limitations on each of the Company's U.S. Federal income tax returns remains open for the three years ended March 31, 2010. The statute of limitations on each of the Company's state and local income tax returns may remain open for an additional year depending upon jurisdiction. The Company believes it is in compliance with all applicable laws, however, upon audit by a taxing authority, if any taxes are found due, the Company and/or its shareholders may be liable for such taxes.

Management has analyzed the Company's tax positions taken on Federal income tax returns for all open tax years and has concluded that, as of March 31, 2010, no liabilities are required to be recorded in connection with such tax positions in the Company's financial statements.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates, and those differences could be material.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards update 2010-06, "Fair Value Measurements and Disclosures about Fair Value Measurements (Topic 820): Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"). ASU 2010-06 amends ASC 820 and clarifies and provides additional disclosure requirements related to recurring and non-recurring fair value measurements. ASU 2010-06 is effective for reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010.

1. **Financial Instruments and Fair Value**

The following presents the Company's financial instruments fair value hierarchy at March 31, 2010.

	Level 2
Cash and cash equivalents:	
JPMorgan 100% U.S. Treasury Securities	
Money Market Fund (a)	$ 16,248,116
Unites States Treasury notes	$ 201,031

(a) Included in cash and cash equivalents on the Statement of Financial Condition

2. **Due from Clearing and Other Brokers**

The Company has clearing agreements ("Agreements") with five brokerage firms ("Brokers") to clear securities transactions and carry customers' accounts on a fully disclosed basis. The Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Agreements provide the Brokers with liens upon all cash and cash equivalents and receivables held by the Brokers. These liens secure the liabilities and obligations of the Company to the Brokers. Accordingly, the Company is subject to credit risk if these Brokers are unable to repay the balance in their accounts. Pursuant to the Agreements, the Company is required to maintain minimum regulatory net capital of at least $250,000.

At March 31, 2010, due from clearing and other brokers consisted of:

Commissions	$ 2,091,324
Subscription fees	1,953,215
Distribution fees	117,410
Other	173,124
	$ 4,335,073

One of the Company's stockholders has personally guaranteed to indemnify the Brokers up to $1,200,000 for any losses in connection with customer transactions.

3. Property and Equipment, net

At March 31, 2010, property and equipment, net consisted of:

	Life	Amount
Leasehold improvements	Lease term	$ 4,927,657
Computers and equipment	3 years	3,107,374
Furniture and fixtures	5 years	1,839,286
		9,874,317
Less accumulated depreciation and amortization		(6,191,560)
		$ 3,682,757

4. Related Party Transactions

The Company shares its offices and certain personnel, administrative and overhead expenses with International Strategy & Investment Inc. ("ISI"), a related party through common ownership. The Company earns distribution fees from certain funds managed by ISI. At March 31, 2010, the Company had a receivable of $100,830 from ISI.

5. Employee Benefit Plan

The Company has a defined noncontributory profit sharing plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of the Company's employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.

6. Commitments

Office Leases

Minimum annual rental commitments for office space under noncancellable operating leases approximate:

Year ending March 31,	
2011	$ 2,126,000
2012	2,053,000
2013	1,313,000
	$ 5,492,000

At March 31, 2010, the Company was contingently liable for $778,750 in standby letters of credit in favor of the Company's landlords. The company has restricted cash that serves as collateral for the letters of credit.

7. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. As of March 31, 2010, the Company had regulatory net capital and a regulatory net capital requirement of $11,788,269 and $386,568, respectively. The Company's aggregate indebtedness to net capital ratio was .49 to 1.

8. Liabilities Subordinated to Claims of General Creditors

At March 31, 2010, subordinated borrowings consisted of $10,550,000 in subordinated notes with stockholders, bearing interest at 5.5% payable semi-annually; $10,000,000 is due on December 15, 2011 and the balance of $550,000 is due on demand. Subordinated borrowings of $10,000,000 have been approved by FINRA and are available in computing net capital under the Uniform Net Capital Rule of the SEC. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The balance of $550,000 is not pursuant to a subordinated borrowing agreement approved by FINRA and, therefore, is not available in computing regulatory net capital under the SEC's Uniform Net Capital Rule.

9. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors and Stockholders
International Strategy & Investment Group Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of International Strategy & Investment Group Inc. ("Company") as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two



of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010 to meet the SEC's objectives.



This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

May 24, 2010